Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for April 2025

Passenger traffic increased year-on-year by 13.5% in Puerto Rico, 4.8% in Colombia and 0.5% in Mexico

Mexico City, May 5, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for April 2025 reached a total of 6.0 million passengers, representing an increase of 3.8% compared to April 2024.

Passenger traffic presented year-over-year increases of 13.5% in Puerto Rico, 4.8% in Colombia, and 0.5% in Mexico. Passenger traffic growth in Puerto Rico was driven by increases of 29.6% in international traffic and 11.6% in domestic traffic, while Colombia reported increases of 15.6% in international traffic and 2.0% in domestic traffic. In Mexico, a 3.3% decrease in international traffic was partially offset by a 5.1% increase in domestic traffic.

All figures in this statement reflect comparisons between the period from April 1 to 30, 2025 and from April 1 to 30, 2024. Note that last year Holy Week took place during the last week of March 2024, while this year took place in April. Figures excluded transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	April		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,495,197	3,511,745	0.5	14,991,607	14,456,882	(3.6)
Domestic Traffic	1,573,816	1,653,649	5.1	6,188,901	6,234,133	0.7
International Traffic	1,921,381	1,858,096	(3.3)	8,802,706	8,222,749	(6.6)
San Juan, Puerto Rico	1,034,830	1,174,568	13.5	4,296,726	4,783,150	11.3
Domestic Traffic	926,318	1,033,889	11.6	3,862,258	4,261,135	10.3
International Traffic	108,512	140,679	29.6	434,468	522,015	20.2
Colombia	1,278,688	1,340,348	4.8	5,082,918	5,386,702	6.0
Domestic Traffic	1,012,775	1,032,952	2.0	3,976,235	4,111,608	3.4
International Traffic	265,913	307,396	15.6	1,106,683	1,275,094	15.2
Total Traffic	5,808,715	6,026,661	3.8	24,371,251	24,626,734	1.0
Domestic Traffic	3,512,909	3,720,490	5.9	14,027,394	14,606,876	4.1
International Traffic	2,295,806	2,306,171	0.5	10,343,857	10,019,858	(3.1)

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Mexico Passenger Traffic
		April		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,573,816	1,653,649	5.1	6,188,901	6,234,133	0.7
CUN	Cancun	796,486	835,045	4.8	3,116,167	3,122,813	0.2
CZM	Cozumel	18,631	22,995	23.4	77,134	75,554	(2.0)
HUX	Huatulco	57,383	55,891	(2.6)	233,856	216,020	(7.6)
MID	Merida	263,609	287,801	9.2	1,064,694	1,095,167	2.9
MTT	Minatitlan	12,022	13,069	8.7	40,041	49,405	23.4
OAX	Oaxaca	124,477	133,769	7.5	499,673	524,781	5.0
TAP	Tapachula	52,215	41,372	(20.8)	200,171	170,834	(14.7)
VER	Veracruz	127,889	142,650	11.5	483,618	526,546	8.9
VSA	Villahermosa	121,104	121,057	(0.0)	473,547	453,013	(4.3)
International Traffic		1,921,381	1,858,096	(3.3)	8,802,706	8,222,749	(6.6)
CUN	Cancun	1,796,360	1,739,253	(3.2)	8,206,770	7,636,701	(6.9)
CZM	Cozumel	46,575	33,368	(28.4)	236,805	184,035	(22.3)
HUX	Huatulco	14,550	12,885	(11.4)	94,979	93,311	(1.8)
MID	Merida	31,679	32,524	2.7	130,827	144,275	10.3
MTT	Minatitlan	543	558	2.8	2,135	2,378	11.4
OAX	Oaxaca	17,922	19,800	10.5	74,917	94,435	26.1
TAP	Tapachula	983	3,246	230.2	4,589	8,830	92.4
VER	Veracruz	9,753	12,207	25.2	40,464	45,408	12.2
VSA	Villahermosa	3,016	4,255	41.1	11,220	13,376	19.2
Traffic Total Mexico		3,495,197	3,511,745	0.5	14,991,607	14,456,882	(3.6)
CUN	Cancun	2,592,846	2,574,298	(0.7)	11,322,937	10,759,514	(5.0)
CZM	Cozumel	65,206	56,363	(13.6)	313,939	259,589	(17.3)
HUX	Huatulco	71,933	68,776	(4.4)	328,835	309,331	(5.9)
MID	Merida	295,288	320,325	8.5	1,195,521	1,239,442	3.7
MTT	Minatitlan	12,565	13,627	8.5	42,176	51,783	22.8
OAX	Oaxaca	142,399	153,569	7.8	574,590	619,216	7.8
TAP	Tapachula	53,198	44,618	(16.1)	204,760	179,664	(12.3)
VER	Veracruz	137,642	154,857	12.5	524,082	571,954	9.1
VSA	Villahermosa	124,120	125,312	1.0	484,767	466,389	(3.8)

US Passenger Traffic, San Juan Airport (LMM)
	April		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,034,830	1,174,568	13.5	4,296,726	4,783,150	11.3
Domestic Traffic	926,318	1,033,889	11.6	3,862,258	4,261,135	10.3
International Traffic	108,512	140,679	29.6	434,468	522,015	20.2

Colombia Passenger Traffic Airplan
		April		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,012,775	1,032,952	2.0	3,976,235	4,111,608	3.4
MDE	Rionegro	757,231	784,536	3.6	2,924,149	3,102,383	6.1
EOH	Medellin	97,065	93,071	(4.1)	400,410	366,513	(8.5)
MTR	Monteria	114,331	110,138	(3.7)	476,168	460,764	(3.2)
APO	Carepa	15,308	15,078	(1.5)	56,909	55,241	(2.9)
UIB	Quibdo	26,406	26,544	0.5	108,108	104,987	(2.9)
CZU	Corozal	2,434	3,585	47.3	10,491	21,720	107.0
International Traffic		265,913	307,396	15.6	1,106,683	1,275,094	15.2
MDE	Rionegro	265,913	307,396	15.6	1,106,683	1,275,094	15.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,278,688	1,340,348	4.8	5,082,918	5,386,702	6.0
MDE	Rionegro	1,023,144	1,091,932	6.7	4,030,832	4,377,477	8.6
EOH	Medellin	97,065	93,071	(4.1)	400,410	366,513	(8.5)
MTR	Monteria	114,331	110,138	(3.7)	476,168	460,764	(3.2)
APO	Carepa	15,308	15,078	(1.5)	56,909	55,241	(2.9)
UIB	Quibdo	26,406	26,544	0.5	108,108	104,987	(2.9)
CZU	Corozal	2,434	3,585	47.3	10,491	21,720	107.0

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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